                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007


                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ) -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its proposed A Share Issue and reconciliation of financial information from PRC GAAP to IFRS.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Registrant's plan regarding the use of proceeds from A Share Issue.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

                            (PETROCHINA COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                                (STOCK CODE: 857)

                             PROPOSED A SHARE ISSUE
                                      AND
                  RECONCILIATION OF FINANCIAL INFORMATION FROM
                                PRC GAAP TO IFRS

PROPOSED A SHARE ISSUE

Reference is made to the announcement and circular of the Company dated 19 June 2007 and 25 June 2007, respectively. The Company has submitted a draft of the Prospectus to the CSRC in connection with its application to proceed with the proposed A Share Issue.

The Prospectus contains financial information of the Company for the Relevant Periods and will be made available on the CSRC and Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 20 September 2007. To ensure the timely release of such financial information in Hong Kong and to enable Shareholders and investors to better understand the material differences between the financial information of the Company for the Relevant Periods prepared under PRC GAAP and those prepared under IFRS (the basis on which the figures in the consolidated financial statements incorporated in the Company's published annual reports for the three years ended 31 December 2004, 2005 and 2006 and the published interim report for the six months ended 30 June 2007 were prepared), this announcement presents the reconciliation of the net profit/net assets of the Company prepared under PRC GAAP to the net profit/net assets of the Company prepared under IFRS for the Relevant Periods.

This announcement also presents the consolidated financial information of the Company for the Relevant Periods prepared under PRC GAAP.

THE PROPOSED A SHARE ISSUE IS SUBJECT TO APPROVAL BY THE CSRC. THERE IS NO ASSURANCE THAT THE A SHARE ISSUE WILL PROCEED. INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE H SHARES. FURTHER DETAILS ABOUT THE A SHARE ISSUE WILL BE DISCLOSED BY THE COMPANY IN NEWSPAPERS IN THE PRC AND THE WEBSITES OF THE SHANGHAI STOCK EXCHANGE AND THE COMPANY WHEN THE A SHARE ISSUE MATERIALIZES AND THE RELEVANT INFORMATION WILL BE DISCLOSED BY THE COMPANY IN HONG KONG CONCURRENTLY IN ACCORDANCE WITH THE LISTING RULES.

1.   PROPOSED A SHARE ISSUE

     Reference is made to the Company's announcement dated 19 June 2007 and the circular to the Shareholders dated 25 June 2007, respectively, in respect of the proposed A Share Issue. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meaning as those defined in the said circular.

     The Company has submitted a draft of the Prospectus to the CSRC in connection with its application to proceed with the proposed A Share Issue. The Prospectus will be made available on the CSRC and Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on 20 September 2007.

     The proposed A Share Issue will comprise the issue of not more than 4 billion A Shares to the individuals, entities and other institutions according to the PRC laws and regulations and other regulatory requirements that the Company is required to comply with, by way of public offering of new shares according to the Prospectus. The issue price for the proposed A Share Issue will be based on the indicative offer price range to be determined by the Company and the joint lead underwriters of the proposed A Share Issue in accordance with preliminary market consultation with price consultation parties, after which the issue price will be determined within the indicative price range based on offline book-build price consultation with the placing parties.

     THE PROPOSED A SHARE ISSUE IS SUBJECT TO APPROVAL BY THE CSRC. THERE IS NO ASSURANCE THAT THE A SHARE ISSUE WILL PROCEED. INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE H SHARES. FURTHER DETAILS ABOUT THE A SHARE ISSUE WILL BE DISCLOSED BY THE COMPANY IN NEWSPAPERS IN THE PRC AND THE WEBSITES OF THE SHANGHAI STOCK EXCHANGE AND THE COMPANY WHEN THE A SHARE ISSUE MATERIALIZES AND THE RELEVANT INFORMATION WILL BE DISCLOSED BY THE COMPANY IN HONG KONG CONCURRENTLY IN ACCORDANCE WITH THE LISTING RULES.

2. FINANCIAL INFORMATION OF THE COMPANY FOR THE RELEVANT PERIODS PREPARED UNDER PRC GAAP

     CONSOLIDATED BALANCE SHEET PREPARED UNDER PRC GAAP

     Amounts in RMB millions

                                                                       JUNE 30,      December 31,      December 31,     December 31,
Assets                                                                    2007              2006              2005             2004
Current Assets
  Cash at bank and in hand .................................            77,191            54,070            86,024            12,704
  Notes receivable .........................................             4,606             2,844             3,028             4,824
  Accounts receivable ......................................            16,399             8,488             4,630             2,662
  Advance to suppliers .....................................            25,995            12,664            12,593            10,779
  Interest receivable ......................................                65                81                 8                --
  Dividends receivable .....................................               690                13               174               109
  Other receivables ........................................            12,828            10,515             9,261            40,066
  Inventories ..............................................            84,327            76,038            62,733            45,771
  Other current assets .....................................                 6                 4                58                --
                                                                                                                             -------

Total current assets .......................................           222,107           164,717           178,509           116,915

Non-current assets
  Available-for-sale financial assets ......................             2,292             1,860             1,028             1,400
  Long-term equity investments .............................            29,595            30,361            10,389             7,546
  Fixed assets .............................................           232,148           231,590           215,518           196,634
  Oil and gas properties ...................................           262,804           270,496           231,318           186,718
  Construction in progress .................................            82,407            64,652            51,582            34,338
  Construction materials ...................................             6,006             8,664             3,651             2,463
  Fixed assets pending disposal ............................               280               279               268               229
  Intangible assets ........................................            16,504            16,127            13,250            10,306
  Long-term prepaid expenses ...............................            11,568            11,194             8,270             5,286
  Deferred tax assets ......................................            12,949            14,391            10,515             7,728
  Other non-current assets .................................               813               813             1,116             1,495
                                                                                                                             =======

Total non-current assets ...................................           657,366           650,427           546,905           454,143
                                                                                                                             -------

Total assets ...............................................           879,473           815,144           725,414           571,058
                                                                                                                             -------



                                                                  JUNE 30,        December 31,        December 31,      December 31,
Liabilities and equity                                               2007                2006                2005               2004
Current liabilities
  Short-term loans ...................................             15,833              15,156              13,364             11,268
  Notes payable ......................................                856               1,045                 829              1,810
  Accounts payable ...................................             83,808              77,936              53,274             37,865
  Advances from customers ............................             10,204              11,590              10,142              7,207
  Salaries and welfare payable .......................             12,594              11,368               9,670              7,382
  Taxes and levies payable ...........................             22,670              24,174              25,171             22,809
  Interest payable ...................................                236                 200                 148                 66
  Dividends payable ..................................                 85                  95                 122                 38
  Other payables .....................................             29,241              18,367              25,385             17,278
  Provisions .........................................                114                 115                 120                 88
  Current portion of non-current .....................             11,900              20,407              15,230             15,942
   liabilities

  Other current liabilities ..........................                 13                  12                  15                 --


Total current liabilities ............................            187,554             180,465             153,470            121,753

Non-current liabilities
  Deferred income ....................................                 17                  --                  --                 --
  Long-term loans ....................................             37,497              30,401              39,630             35,608
  Debentures payable .................................              4,597               4,645               4,280              2,850
  Long-term payables .................................                 50                  50                  50                 51
  Grants payable .....................................                675                 737                 755                456
  Provisions .........................................             19,186              18,481              14,187                 --
  Deferred tax liabilities ...........................             11,628              12,480              12,533              7,154
  Other non-current liabilities ......................                133                 290                 275                332
                                                                                                                             -------

Total non-current liabilities ........................             73,783              67,084              71,710             46,451
                                                                                                                             -------

Total liabilities ....................................            261,337             247,549             225,180            168,204
                                                                                                                             -------

Equity
  Share capital ......................................            179,021             179,021             179,021            175,824
  Capital surplus ....................................             59,733              59,797              61,963             53,790
  Statutory common reserve fund ......................             89,928              89,928              76,573             57,575
  Retained earnings ..................................            261,443             213,255             158,970            106,356
  Currency translation differences ...................               (666)               (534)               (289)                --


Equity attributable to equity
  holders of the Company .............................            589,459             541,467             476,238            393,545
Minority Interest ....................................             28,677              26,128              23,996              9,309
                                                                                                                             -------

Total Equity .........................................            618,136             567,595             500,234            402,854
                                                                                                                             -------

Total liabilities and equity .........................            879,473             815,144             725,414            571,058
                                                                                                                             -------

CONSOLIDATED INCOME STATEMENT UNDER PRC GAAP

Amounts in RMB million


                                                              SIX MONTHS
                                                             ENDED JUNE 30,                      Years ended December 31,
                                                                      2007               2006               2005              2004
1. Turnover ............................................           392,726            688,978            552,229            388,633
   Less: Cost of operations ............................          (223,140)          (362,590)          (276,622)          (179,880)
         Taxes and levies on
           operations ..................................           (26,853)           (51,692)           (19,768)           (16,370)
         Selling expenses ..............................           (19,075)           (35,050)           (28,381)           (20,171)
         General and
           administrative expenses .....................           (21,475)           (44,429)           (36,284)           (24,895)
         Financial expenses, net .......................            (1,656)            (1,322)              (833)            (1,308)
         Loss of impairment
           on assets ...................................             2,317             (2,914)            (2,758)            (5,279)
   Add:  Investment income .............................             3,090              1,344              1,786                982
         Including: share of profit
           of associates and jointly
           controlled entities .........................             2,593              1,253              1,628              1,344

2. Operating profit ....................................           105,934            192,325            189,369            141,712
   Add:  Non-operating income ..........................             1,441              1,645              1,341              2,434
   Less: Non-operating expenses ........................            (1,081)            (4,180)            (5,681)            (5,134)
           Including: loss on disposal
             of non-current assets .....................              (289)            (1,962)            (2,333)            (3,481)


3. Total profit ........................................           106,294            189,790            185,029            139,012
   Less:  Income taxes .................................           (25,997)           (47,043)           (51,785)           (40,048)

4. Net profit(i) .......................................            80,297            142,747            133,244             98,964
   Profit attributable to equity
     holders of the Company ............................            75,882            136,229            127,867             97,281
   Minority interest ...................................             4,415              6,518              5,377              1,683

5. Earnings per share (based on the
   profit attributable to equity
   holders of the Company)
     Basic earnings per share ..........................              0.42               0.76               0.72               0.55
     Diluted earnings per share ........................              0.42               0.76               0.72               0.55
                                                                                                                               ----


(i)  Profit of the subsidiaries acquired under common control from 1 January
     2005 to the consolidation date in 2005 is RMB4,698 million.


3. RECONCILIATION OF NET PROFIT/NET ASSETS OF THE COMPANY PREPARED UNDER PRC GAAP TO NET PROFIT/NET ASSETS OF THE COMPANY PREPARED UNDER IFRS

     As part of the submission that the Company has made to the CSRC applying for approval for the A Share Issue, a draft of the Prospectus was also submitted to the CSRC which contains consolidated financial information of the Company for the Relevant Periods prepared under PRC GAAP. To ensure the timely release of the financial information as contained in the Prospectus in Hong Kong and to enable Shareholders and investors to better understand the material differences between the financial information of the Company for the Relevant Periods prepared under PRC GAAP and those prepared under IFRS (the basis on which the figures in the consolidated financial statements incorporated in the Company's published annual reports for the three years ended 31 December 2004, 2005 and 2006 and the published interim report for the six months ended 30 June 2007 were prepared), this announcement presents a reconciliation of the net profit/net assets of the Company prepared under PRC GAAP to the net profit/net assets of the Company prepared under IFRS for the Relevant Periods.

     RECONCILIATION OF THE NET PROFIT/NET ASSETS OF THE COMPANY AS PER FINANCIAL STATEMENTS FOR THE A SHARE ISSUE PURPOSE PREPARED UNDER PRC GAAP AND THE FINANCIAL STATEMENTS PREPARED UNDER IFRS

     The major differences between the financial statements for the A Share Issue purpose prepared under PRC GAAP and the financial statements prepared under IFRS are as follows:

     (The financial statements for the three years ended 31 December 2004, 2005 and 2006 prepared under IFRS were audited by PricewaterhouseCoopers. The financial statements for the six months ended 30 June 2007 prepared under IFRS were not audited.)

     RECONCILIATION OF NET PROFIT BETWEEN PRC GAAP AND IFRS


                                                                            SIX MONTHS     Year ended      Year ended     Year ended
                                                                         ENDED 30 JUNE    31 December     31 December    31 December
                                                                                  2007           2006            2005          2004
                                                                    Note                         RMB in millions
Net profit under PRC GAAP ...............................                       80,297        142,747         133,244        98,964

Reconciliation items:
  Depletion charges on oil and gas properties ...........            (1)         3,899          9,173           8,763         7,481
  Amortization charges on assets other than
    fixed assets revalued in 1999 .......................            (2)            39             81              97           219
  Depreciation charges on fixed assets revalued
    in 2003 .............................................            (3)            80            111             (81)         (185)
  Prohibition of reversal of long-term assets'
    impairment losses recognized in
    previous periods ....................................            (4)            --              4              54           155
  Acquisition of the related refinery and
   petrochemical businesses from Dayuan
   Petrochemcial and Refinery and Qingyang
   Petrochemical and Refinery ...........................            (5)            --             --              --          (137)
  Acquisition of CNPC Exploration
   and Development Company Limited* .....................            (6)            --             --              --         3,658
  Others ................................................                           30             14             (40)          114
  Deferred taxation .....................................            (7)         1,971         (2,733)         (2,395)       (2,623)


  Net profit under IFRS .................................                       86,316        149,397         139,642       107,646


     RECONCILIATION OF NET ASSETS BETWEEN PRC GAAP AND IFRS

                                                                            SIX MONTHS     Year ended      Year ended     Year ended
                                                                         ENDED 30 JUNE    31 December     31 December    31 December
                                                                                  2007           2006            2005          2004
                                                                    Note                         RMB in millions
Net assets under PRC GAAP .....................................                    618,136       567,595       500,234      402,854

Reconciliation items:
  Depletion of oil and gas properties .........................           (1)       76,098        72,199        63,026       48,415
  Amortization of assets other than fixed assets
    revalued in 1999 ..........................................           (2)         (827)         (866)         (947)      (1,044)
  Depreciation of fixed assets
    revalued in 2003 ..........................................           (3)         (419)         (499)         (610)        (529)
  Prohibition of reversal of long-term assets'
    impairment loss recognized in previous periods ............           (4)          234           234           230          176
  Acquisition of the relatedrefinery and
    petrochemical businesses from Dayuan
    Petrochemcial and Refinery and Qingyang
    Petrochemical and Refinery ................................           (5)           --            --            --         (212)
  Acquisition of CNPC Exploration
    and Development Company Limited* ..........................           (6)           --            --            --       10,139
  Others ......................................................                       (494)         (524)         (393)        (355)
  Deferred taxation ...........................................           (7)      (19,364)      (21,335)      (18,602)     (17,277)

  Currency translation differences ............................                        723           787            729          805

Net assets under IFRS .........................................                    674,087       617,591        543,667      442,972


     The basis and explanations for the reconciliation items between the Company's financial statements prepared under PRC GAAP and that under IFRS are as follows:

     Note (1): Oil and gas properties are depleted using unit of production method under IFRS but using straight-line method under PRC GAAP.

     Note (2): The assets and liabilities transferred to the Company by CNPC during the restructuring of CNPC in 1999 were appraised as at 30 June 1999 by China Enterprise Appraisals Co., Ltd*. All revaluation results were recorded under PRC GAAP, but under IFRS, only fixed assets were measured at revalued amounts, thus the revaluation results of assets other than fixed assets were not recorded.

     Note (3): Since the fixed assets were measured at revalued amounts under IFRS, revaluations are required to be performed by independent qualified valuers periodically. In order to meet this requirement under IFRS, as at 30 September 2003, a revaluation of the Company and its subsidiaries' refinery and chemical production facilities was undertaken by China United Assets Appraiser Co., Ltd*, a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis. The revaluation results were recorded under IFRS, but under PRC GAAP, fixed assets were measured at historical cost, thus the revaluation results were not recorded.

     Note (4): Under PRC GAAP, the impairment losses recognized for long-term assets such as fixed assets, oil and gas properties, intangible assets and long-term investments in previous periods can not be reversed. But under IFRS, if there is any indication that the factors which caused the impairment losses may have changed, and the recoverable amounts of the long-term assets exceed the carrying amounts, the impairment losses recognized in previous periods can be reversed.

     Note (5): The Company acquired 100% interests in Ningxia Dayuan Refinery and Petrochemical Company Limited* ("DAYUAN PETROCHEMICAL AND REFINERY") and Qingyang Refinery and Petrochemical Company Limited* ("QINGYANG PETROCHEMICAL AND REFINERY") from CNPC. The balance sheet as of 1 January 2005 and the income statement for the year 2005 have been restated as if the operations of the Company, Dayan Petrochemical and Refinery and Qingyang Petrochemical and Refinery have always been combined in previous accounting years, but the comparative information of 2004 is not retrospectively adjusted. Under IFRS, this acquisition was recorded in a manner similar to uniting of interests as if the operations of the Company and these refinery and petrochemical businesses have always been combined in the previous accounting years.

     Note (6): The shareholders of the Company approved the acquisition in August 2005 pursuant to which the Company agreed to acquire 50% interests in CNPC Exploration and Development Company Limited* (CHINESE CHARACTER) ("CNPC E&D"). The consolidation reference date for this transaction was 31 December 2005, the date that the Company obtained de facto control of CNPC E&D. The balance sheet as of 1 January 2005 and the income statement for the year 2005 have been restated as if the operations of the Company and CNPC E&D have always been combined in previous accounting years, but the comparative statistics of 2004 is not retrospectively adjusted. Under IFRS, this acquisition was recorded in a manner similar to uniting of interests as if the operations of the Company and CNPC E&D have always been combined in the previous accounting years.

     Note (7): The impact on the Company's deferred taxation arising from the reconciliation items (1) to (6) above and other differences between accounting standards.

4.   USE OF PROCEEDS

     The proceeds from the A Share Issue will be invested in the following projects:

     o approximately RMB6.84 billion will be used for production capacity construction in Changqing oilfield;


     o approximately RMB5.93 billion will be used for production capacity construction in Daqing oilfield;


     o approximately RMB1.50 billion will be used for production capacity construction in Jidong oilfield;


     o approximately RMB17.50 billion will be used for oil refining of sulfur-bearing crude oil imported from Kazakhstan and ethylene technology development projects by the Company's Dushanzi Petrochemical; and

     o approximately RMB6.00 billion will be used for the ethylene development and expansion project by the Company's Daqing Petrochemical (approximately 1.2 million tons/year).

     If the proceeds from the A Share Issue (after deducting the listing expenses) exceed the aggregate amount required for investments in the projects described above, the excess portion will be used for working capital purpose and general corporate purpose; if the proceeds from the A Share Issue (after deducting the listing expenses) are insufficient for the investments in the projects described above, the insufficient portion will be funded by other methods such as bank borrowings or the Company's internal cash resources.

5.   CONVERSION OF DOMESTIC SHARES

     After the listing of the Company's A Shares, the Domestic Shares of the Company held by CNPC will become A Shares. If necessary and subject to the necessary approval in the PRC, CNPC may list the Shares it holds in the Company in the overseas stock exchanges.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"CNPC" (CHINESE CHARACTER) (China National Petroleum Corporation*), an enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

"IFRS"              International Financial Reporting Standards

"PRC GAAP"          the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006

"Prospectus"        the prospectus to be issued by the Company in relation to
                    the proposed A Share Issue, a draft of which will be available on the CSRC's website after close of trading on the Hong Kong Stock Exchange on 20 September 2007


"Relevant Periods"  the three years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2007


                                            By Order of the Board
                                         PETROCHINA COMPANY LIMITED
                                                 LI HUAIQI
                                           Secretary to the Board

Beijing, the PRC
20 September 2007

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

*    For identification purpose only

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PetroChina Company Limited

Dated: September 20, 2007                   By: /s/ Li Huaiqi
                                                ------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary